MANAGEMENT’S DISCUSSION AND ANALYSIS

July 28, 2006

This Management’s Discussion and Analysis of Stantec Inc.’s operations and cash flows for the quarter ended June 30, 2006, should be read in conjunction with our Company’s unaudited interim consolidated financial statements and related notes for the quarter ended June 30, 2006, the Management’s Discussion and Analysis and audited consolidated financial statements and related notes included in our 2005 Annual Report, and the Report to Shareholders contained in our 2006 Second Quarter Report. Unless otherwise indicated, all amounts shown below are in Canadian dollars. We continue to use the same accounting policies and methods as those used in 2005. Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at www.sedar.com. Such additional information is not incorporated by reference herein and should not be deemed to be made part of this Management’s Discussion and Analysis.

During the second quarter of 2006, our shareholders approved the subdivision of our common shares on a two-for-one basis. All references to common shares, per share amounts, and stock-based compensation plans in this Management’s Discussion and Analysis have been restated to reflect the stock split on a retroactive basis.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Our public communications often include written or verbal forward-looking statements. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions and courses of action and include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goal in the Visions, Core Business and Strategy section and of our annual targets and expectations for our practice areas in the Results and Outlook sections, and may be contained in filings with security regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2006 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations or for the Canadian or US economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this report to not place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors, including, but not limited to, global capital market activities; fluctuations in interest rates and currency values; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; the effects of war or terrorist activities; the effects of disease or illness on local, national, or international economies; the effects of disruptions to public infrastructure, such as transportation or communications; disruptions in power or water supply; industry and worldwide economic and political conditions; regulatory and statutory developments; the effects of competition in the geographic and business areas in which we operate; the actions of management; or technological changes.

We caution that the foregoing list is not exhaustive of all possible factors and that other factors could adversely affect our results. The Risk Factors section in our 2005 Annual Report provides additional information concerning key factors that could cause actual results to differ materially from those projected in our forward-looking statements. Investors and the public should carefully consider these factors, other uncertainties and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time.

VISION, CORE BUSINESS, AND STRATEGY

We provide professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, environmental sciences, project management, and project economics for infrastructure and facilities projects. Through multidiscipline service delivery, we support clients throughout the project life cycle—from the initial conceptual planning to project completion and beyond. Our goal is to become a top 10 global design and consulting services firm with $1 billion in annual revenue by the year 2008 while providing quality services that have a positive impact on our world. Our vision, core business, and strategy and the key performance drivers and capabilities required to meet our goals have not changed in Q2 06 from the description included in our 2005 Annual Report.

RESULTS

Overall Performance

Highlights for Q2 06

By executing our business strategy, we generated strong results for the quarter ended June 30, 2006. The following table summarizes key financial data for the second quarter of 2006 and for the first two quarters of 2006 and 2005:

	Quarter ended June 30				Two quarters ended June 30
(In millions of Canadian dollars, except per share amounts)	2006	2005	Change $	Change %	2006	2005	Change $	Change %
Gross revenue	208.8	150.2	58.6	39.1%	394.1	291.3	102.8	35.3%
Net revenue	182.2	127.7	54.5	42.7%	345.3	246.8	98.5	39.9%
Net income	16.7	13.1	3.6	28.0%	28.1	19.8	8.3	42.1%
Earnings per share - basic (note)	0.37	0.34	0.03	8.8%	0.63	0.52	0.11	21.2%
Earnings per share - diluted (note)	0.36	0.34	0.02	5.9%	0.61	0.51	0.10	19.6%
Cash flows from operating activities	42.1	20.1	22.0	n/a	18.2	12.5	5.7	n/a
Cash flows used in investing activities	(1.7)	(5.1)	3.4	n/a	(8.2)	(11.3)	3.1	n/a
Cash flows used in financing activities	(35.5)	(2.1)	(33.4)	n/a	(27.4)	(7.7)	(19.7)	n/a
note: Earnings per share have been restated to reflect the two-for-one stock split that occurred during the quarter.

In our 2005 Management’s Discussion and Analysis, we established various ranges of expected performance for fiscal 2006. Below is an indication of our progress year to date toward our annual targets:

Measure	2006 Expected Range	Performance to Q2 06
Debt to equity ratio (note 1)	At or below 0.5 to 1	0.14à
Return on equity (note 2)	At or above 14%	14.6%à
Net income as % of net revenue	At or above 5%	8.1%à
Gross margin as % of net revenue	Between 54 and 56%	56.3%✓
Administrative and marketing expenses as % of net revenue	Between 40 and 42%	40.8%à
Effective income tax rate	Between 32 and 34%	34.8%Í

note 1: Debt to equity ratio is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, minus cash divided by (2) shareholders’ equity.
note 2: Return on equity is calculated as net income for the year divided by average shareholders’ equity over each of the last four quarters.
✓ Exceeding target
à Meeting target
Í Not yet meeting target

Year to date, we are meeting or exceeding our expected performance levels except for the effective income tax rate as further explained in the Results of Operations section below.

The following highlights our major strategic activities in the second quarter ended June 30, 2006, as we continued to progress toward our goals:

•
Diluted earnings per share increased 5.9% to $0.36 in Q2 06 from $0.34 in Q2 05. This increase would have been 33.3% had it not been for a $4.0 million positive adjustment in last year’s second quarter related to management’s revised estimate of provision for doubtful accounts receivable. This revised estimate was based on improved information on historical loss experience that became available to us through the use of our enterprise management system. Throughout this Management’s Discussion and Analysis, quarterly and year-to date comparisons of administrative and marketing expenses and net income between 2005 and 2006 are affected by this adjustment. The adjustment had a $0.07 positive effect on our 2005 second quarter and 2005 year-to-date earnings per share.

•
On April 14, 2006, we acquired the shares and business of Dufresne-Henry, Inc., adding over 270 employees and 12 office locations to our Company. The acquisition of this multidiscipline design firm complements our New York operations, expands our services into four new states in New England, and establishes an initial presence in Florida. Dufresne-Henry, Inc.’s staff offer a full range of professional services in engineering, planning, environmental sciences, and landscape architecture.

•	On May 4, 2006, our shareholders approved the subdivision of our issued common shares on a two-for-one basis, effective for registered common shares at the close of business on May 19, 2006.

•
On May 4, 2006, our shareholders approved an amendment to our employee stock option plan, effectively increasing the maximum number of common shares reserved for issuance to 4,514,126 on a postsplit basis, of which 3,104,334 were available for issue at June 30, 2006.

•
On May 12, 2006, we acquired the shares and business of the communications systems engineering firm ACEx Technologies, Inc., adding over 25 staff and new locations in Oakland, California, and Irving, Texas. This acquisition complements our services in transit, rail and power communications, and control systems engineering.

•
During the second quarter, we renewed our Normal Course Issuer Bid with the Toronto Stock Exchange (TSX), which allows us to repurchase up to 2,258,754 of our common shares during the period June 1, 2006, to May 31, 2007, representing 5% of our shares outstanding at the time of our renewal. We are of the opinion that, at times, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, the purchase of our shares represents an attractive, appropriate, and desirable use of available funds.

•	During the second quarter, Stantec was added to the S&P/TSX Composite Index.

•	Subsequent to the quarter-end, we extended our $160 million revolving credit facility agreement by one year until August 31, 2009.

Our financial condition continues to remain strong as shareholders’ equity increased by $18.9 million year to date mainly due to year-to-date net income of $28.1 million, offset by a $10.9 million change in our cumulative translation account. The cumulative translation account represents an unrealized exchange loss on our investment in our US subsidiaries when translated to Canadian dollars each reporting period. This account increased from 2005 due to the strengthening Canadian dollar. Our total liabilities decreased by $39.5 million from December 31, 2005, due primarily to the reduction of our revolving credit facility by $25.7 year to date as a result of positive cash flows from operations in Q2 06. As well, total liabilities decreased due to the timing of annual employee bonus payments made in Q1 06. Our total assets decreased by $20.6 million mainly due to a decline of $17.5 million in cash and cash equivalents used to reduce the liabilities noted above. In addition, total assets decreased due to a decline of $17.2 million in restricted cash, which was used to fund acquisitions in 2006, the repayment of acquired debt, and the payment of promissory notes for acquisitions completed in prior years. The decline in total assets was offset by a net increase of $11.9 million in accounts receivable and in costs and estimated earnings in excess of billings due to the continued growth of our Company.

Results of Operations

Our Company operates in one reportable segment—Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services principally under fee-for-service agreements with clients.

The following table summarizes our key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results compared to the same periods last year:

	Quarter ended June 30			Two quarters ended June 30
	% of Net Revenue		% Increase*	% of Net Revenue		% Increase*
	2006	2005	2006 vs. 2005	2006	2005	2006 vs. 2005
Gross revenue	114.7%	117.6%	39.1%	114.1%	118.0%	35.3%
Net revenue	100.0%	100.0%	42.7%	100.0%	100.0%	39.9%
Direct payroll costs	43.3%	43.0%	43.4%	43.7%	44.3%	38.1%
Gross margin	56.7%	57.0%	42.1%	56.3%	55.7%	41.4%
Administrative and marketing expenses	39.7%	38.7%	46.5%	40.8%	40.8%	39.8%
Depreciation of property and equipment	2.0%	2.3%	24.4%	2.1%	2.3%	25.0%
Amortization of intangible assets	0.9%	0.2%	807.4%	0.8%	0.2%	659.2%
Net interest expense	0.4%	0.1%	263.9%	0.4%	0.1%	318.8%
Share of (income) loss from associated companies	0.0%	0.0%	n/m	0.0%	0.0%	n/m
Foreign exchange (gains) losses	0.0%	0.0%	n/m	0.0%	0.0%	n/m
Other income	0.6%	0.0%	n/m	0.3%	0.0%	n/m
Income before income taxes	14.3%	15.7%	29.9%	12.5%	12.3%	41.7%
Income taxes	5.1%	5.5%	33.6%	4.4%	4.3%	40.9%
Net income for the period	9.2%	10.2%	28.0%	8.1%	8.0%	42.1%
* % increase calculated based on the dollar change from the comparable period.
n/m: not meaningful

The following discussion outlines certain factors affecting the results of our operations for the second quarter of 2006 and for the first two quarters of 2006 and should be read in conjunction with our unaudited consolidated financial statements for the quarter ended June 30, 2006.

Gross and Net Revenue

In the course of providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. The revenue associated with these direct costs is included in our gross revenue. Since such direct costs and their associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue, which is gross revenue less subconsultant and other direct expenses, and analyze our results in relation to net revenue rather than gross revenue.

The following table summarizes the impact of acquisitions, internal growth, and foreign exchange on our gross and net revenue for the second quarter of 2006 and for the first two quarters of 2006 compared to the same periods in 2005.

Gross Revenue	Quarter ended June 30	Two quarters ended June 30
(In millions of Canadian dollars)	2006 vs. 2005	2006 vs. 2005
Increase (decrease) due to:
Acquisition growth	55.3	102.1
Net internal growth	8.5	9.0
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(5.2)	(8.3)
Total increase in gross revenue	58.6	102.8

Net Revenue	Quarter ended June 30	Two quarters ended June 30
(In millions of Canadian dollars)	2006 vs. 2005	2006 vs. 2005
Increase (decrease) due to:
Acquisition growth	49.8	92.4
Net internal growth	9.2	13.2
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(4.5)	(7.1)
Total increase in net revenue	54.5	98.5

The net increase in gross revenue was $58.6 million for Q2 06 over Q2 05 due to growth of $55.3 million from acquisitions and of $8.5 million from internal growth, offset by an impact of foreign exchange rates on revenue earned by foreign subsidiaries of $5.2 million. The large increase in gross and net revenue from acquisitions in the quarter-over-quarter comparison was due to the revenue earned in Q2 06 attributed to the CPV Group Architects & Engineers Ltd. (CPV), the Keen Engineering Co. Ltd. (Keen), and The Keith Companies, Inc. (Keith) acquisitions, which occurred in the second half of 2005, and to the Carinci Burt Rogers Engineering, Inc., Dufresne-Henry, Inc., and ACEx Technologies, Inc. acquisitions, which were completed in the first half of 2006.

The following table summarizes the strong growth in gross revenue by practice area for the second quarter of 2006 and for the first two quarters of 2006 compared to the same periods in 2005:

(In millions of Canadian dollars)	Quarter ended June 30			Two quarters ended June 30
Practice Area Gross Revenue	2006	2005	Change	2006	2005	Change
Buildings	45.7	36.9	8.8	91.0	72.1	18.9
Environment	36.9	24.9	12.0	68.3	49.6	18.7
Industrial & Project Management	22.9	17.7	5.2	42.5	33.5	9.0
Transportation	28.4	22.9	5.5	52.0	44.8	7.2
Urban Land	74.9	47.8	27.1	140.3	91.3	49.0
Total	208.8	150.2	58.6	394.1	291.3	102.8

As indicated above, our gross revenue was impacted by acquisitions, net internal growth, and foreign exchange rates on revenue earned by our foreign subsidiaries. The impact of these factors on gross revenue earned by practice area is summarized below:

(In millions of Canadian dollars)	Quarter ended June 30			Two quarters ended June 30
Practice Area Gross Revenue	Total Change	Change Due to Acquisitions	Change Due to Net Internal Growth and Foreign Exchange	Total Change	Change Due to Acquisitions	Change Due to Net Internal Growth and Foreign Exchange
Buildings	8.8	12.1	(3.3)	18.9	24.4	(5.5)
Environment	12.0	10.1	1.9	18.7	16.9	1.8
Industrial & Project Management	5.2	2.9	2.3	9.0	5.6	3.4
Transportation	5.5	3.0	2.5	7.2	3.0	4.2
Urban Land	27.1	27.2	(0.1)	49.0	52.2	(3.2)
Total	58.6	55.3	3.3	102.8	102.1	0.7

The following lists the acquisitions completed in 2005 and in the first two quarters of 2006 that impacted specific practice areas:

•
Buildings: Dufresne-Henry, Inc. (May 2006); Carinci Burt Rogers Engineering, Inc. (March 2006); Keen Engineering Co. Ltd. (October 2005); The Keith Companies, Inc. (September 2005); and CPV Group Architects & Engineers Ltd. (August 2005).

•	Environment: Dufresne-Henry, Inc. (May 2006) and The Keith Companies, Inc. (September 2005).

•	Industrial & Project Management: The Keith Companies, Inc. (September 2005) and Dufresne-Henry, Inc. (May 2006).

•	Transportation: ACEx Technologies, Inc. (May 2006) and Dufresne-Henry, Inc. (May 2006).

•	Urban Land: The Keith Companies, Inc. (September 2005) and Dufresne-Henry, Inc. (May 2006).

All of our practice areas generate a portion of their gross revenue in the United States. The value of the Canadian dollar averaged US$0.89 in Q2 06 compared to US$0.80 in Q2 05, representing an appreciation of 11.3%. Year to date, the value of the Canadian dollar averaged US$0.88 compared to US$0.81 in 2005. This strengthening of the Canadian dollar had a negative effect on the 2006 revenue reported in the quarter and year-to-date compared to the same periods in 2005.

Gross revenue for the Buildings practice area grew by 23.8% in Q2 06 compared to Q2 05 and by 26.2% year to date in 2006 compared to 2005. Of the $18.9 million increase year to date, $16.2 million was due to revenue earned from the Keen acquisition, and $5.1 million was due to revenue earned from the CPV acquisition. In Q2 06 our Architecture group continued to secure larger projects and to experience higher project volumes. In particular, the Buildings practice area is very active in western Canada, resulting in a strong backlog. To assist in meeting this increased demand, the Buildings practice area is making use of work-sharing initiatives across the Company.

Gross revenue for the Environment practice area increased by 48.2% in Q2 06 compared to Q2 05 and by 37.7% year to date in 2006 compared to 2005. In 2005 the Environment practice area focused on improving the operational effectiveness of underperforming operations. During the last half of 2004, certain of our operations in the Environment practice area were curtailed through staff reductions, resulting in a decrease in the level of revenue generated in 2005. This strategic realignment enhanced the Environment practice area’s ability to improve its gross revenue and gross margin in Q2 06 (57.7% in Q2 06 versus 56.2% in Q2 05). Year to date, $13.8 million of gross revenue was generated from the Keith acquisition, and $3.1 million was generated from the Dufresne-Henry, Inc. acquisition. The Environment practice area remains strong, particularly Environmental Infrastructure, because of larger projects and higher labor utilization rates.

Gross revenue for the Industrial & Project Management practice area grew by 29.4% in Q2 06 compared to Q2 05 and by 26.9% year to date in 2006 compared to the same period in 2005. Of the $9.0 million increase year to date, $5.4 million was due to revenue earned from the Keith acquisition. The increase in internal growth was primarily due to securing projects in the oil sands sector in western Canada. The Industrial & Project Management practice area is positioning itself to capture the support facilities and infrastructure segment related to the energy and resources sector; however, competition for labor in regions such as western Canada may impact this growth potential.

Gross revenue for the Transportation practice area increased by 24.0% in Q2 06 compared to Q2 05 and by 16.1% year to date in 2006 compared to 2005. Opportunities in the United States are increasing due to the implementation of the new six-year, US$286.4 billion Safe, Accountable, Flexible, Efficient Transportation Equity Act: A Legacy for Users signed on August 10, 2005. This legislation has increased the funds available for transportation projects, which is starting to translate into contracts for our Company. For example, in Q2 06 we renewed a five-year, $11 million contract with the U.S. Department of Transportation to conduct long-term pavement performance studies. In addition, the outlook for our Transportation practice area in Canada remains optimistic.

Gross revenue for the Urban Land practice area grew by 56.7% in Q2 06 compared to Q2 05 and by 53.7% year to date in 2006 compared to 2005. Of the $49.0 million increase year to date, $51.5 million was due to revenue earned from the Keith acquisition. This acquisition has increased our Company’s profile in the western United States. Currently, some of the markets in which Urban Land operates are experiencing a moderate slowdown in activity. However, since we are generally a top-three service provider in this practice area in these regions, we expect our performance to remain strong during the remainder of the year.

Gross Margin

For a definition of gross margin, refer to the Definition of Non-GAAP Measures included in our 2005 Annual Report. Gross margin as a percentage of net revenue was 56.7% in Q2 06 compared to 57.0% in Q2 05. The year-to-date gross margin was 56.3% for 2006 compared to 55.7% for 2005. Overall, our year-to-date gross margin exceeds the anticipated range of 54 to 56% set out in our 2005 Annual Report. The information available from our enterprise management system has contributed to improved project management and enhanced gross margin year to date.

The following table summarizes our gross margin percentages by practice area for the second quarter of 2006 and 2005 and on a year-to-date basis for 2006 and 2005:

	Quarter ended June 30		Two quarters ended June 30
Practice Area Gross Margin	2006	2005	2006	2005
Buildings	54.9%	56.8%	55.0%	54.8%
Environment	57.7%	56.2%	57.8%	56.2%
Industrial & Project Management	50.4%	52.0%	50.6%	49.8%
Transportation	56.3%	57.8%	56.2%	55.9%
Urban Land	59.2%	58.8%	57.9%	57.9%

Gross margin percentages decreased in all practice areas except Environment and Urban Land in Q2 06 compared to Q2 05 but, on a year-to-date basis, exceeded 2005 levels in all practice areas. Because of the nature of our business model, which is based on diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle, there will continue to be fluctuations in the margins reported from quarter to quarter depending on the mix of projects in progress during any quarter.

Administrative and Marketing Expenses

Administrative and marketing expenses as a percentage of net revenue were 39.7% for Q2 06 compared to 38.7% for Q2 05. Year-to-date administrative and marketing expenses as a percentage of net revenue were 40.8% for both 2006 and 2005 and were within our expected range of 40 to 42% for fiscal 2006. Administrative expenses were reduced in 2005 by a $4.0 million adjustment resulting from management’s revised estimate of provision for doubtful accounts receivable. This revised estimate was based on improved information on historical loss experience that became available to us through the use of our enterprise management system. Excluding the effect of this adjustment, administrative and marketing expenses as a percentage of net revenue would have been 41.9% for Q2 05 and 42.4% for the first six months of 2005. This compares to 39.7% for Q2 06 and 40.8% for the first six months of 2006. The decrease is due, in part, to the outcome of a midyear actuarial review, which resulted in lower professional liability claims costs in Q2 06 compared to the 2005 level.

Depreciation of Property and Equipment

Depreciation of property and equipment as a percentage of net revenue decreased to 2.0% in Q2 06 from 2.3% in Q2 05 and to 2.1% from 2.3% on a year-to-date basis. Quarter over quarter, our depreciation expense dollars have remained relatively constant, resulting in a reduction as a percentage of an increasing net revenue base.

Amortization of Intangible Assets

The timing of completed acquisitions, the size of acquisitions, and the type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships and other intangible assets are amortized over estimated useful lives ranging from 10 to 15 years, whereas contract backlog is amortized over an estimated useful life of generally less than one and a half years. As a result, the impact of amortization of contract backlog can be significant in the two to six quarters following an acquisition. The table below summarizes the amortization of identifiable intangible assets for the second quarter of 2006 and 2005 and on a year-to-date basis for 2006 and 2005:

(in thousands of Canadian dollars)	Quarter ended June 30		Two quarters ended June 30
	2006	2005	2006	2005
Amortization of client relationships	614	144	1,200	286
Amortization of backlog	1,029	0	1,918	50
Other	63	44	116	90
Total amortization of intangible assets	1,706	188	3,234	426

An increase of $1.5 million in Q2 06 and of $2.8 million year to date compared to the same periods last year was mainly due to the intangible assets acquired in the last half of 2005 from the CPV, Keith, and Keen acquisitions. Of the $3.2 million amortized year to date, $2.0 million related to backlog and client relationships acquired in the Keith acquisition in September 2005. We identified $4.0 million of contract backlog as an intangible asset upon the acquisition of Keith. Of this amount, $1.8 million remains to be amortized over the next eight months.

Net Interest Expense

The increase of $475,000 in net interest expense in Q2 06 compared to Q2 05 and of $1,052,000 on a year-to-date basis compared to 2005 was a result of our long-term debt position throughout the first two quarters of 2006 being higher than in the same period in 2005. As at June 30, 2006, $53.4 million was outstanding on our credit facility versus $21.4 million outstanding as at June 30, 2005. In addition, depending on the form under which the credit facility is accessed and certain financial covenant calculations, rates of interest may vary between Canadian prime, US base rate, or LIBOR or bankers acceptance rates plus 65 or 85 basis points. Our average interest rate increased 1.02% to 5.36% at June 30, 2006, compared to 4.34% at December 31, 2005. We estimate that, based on our balance at June 30, 2006, a 1% change in interest rate would impact our annual earnings per share by approximately $0.01.

Foreign Exchange Gains (Losses)

During Q2 06, we recorded a foreign exchange gain of $71,000 compared to a $7,000 gain in Q2 05. On a year-to-date basis, we recorded a foreign exchange gain of $119,000 compared to a $54,000 loss in 2005. The foreign exchange gains and losses reported arose on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching US-dollar assets with US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars. In Q4 05 we borrowed US dollars to complete the Keith acquisition. We did not enter into any forward contracts in the first two quarters of 2006. The exchange rate in effect at the end of Q2 06 was US$0.90 compared to US$0.86 at the end of 2005.

Income Taxes

Our effective income tax rate for the first two quarters of 2006 was 34.8% compared to 35.0% for the year ended December 31, 2005. During Q2 06, the Quebec government enacted Bill 15, legislation that retroactively eliminated the benefit of certain financing trust arrangements. As a result of this legislative change, we recorded an additional $1.0 million of income tax expense related to 2005. We continue to adjust our income tax rate quarterly, based on changes in statutory rates in the jurisdictions in which we operate as well as on our estimated earnings in each of these jurisdictions. We expect that our effective tax rate for each of the next two quarters will be in the range of 32 to 34%.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes thereto.

Quarterly Unaudited Financial Information (In millions of Canadian dollars, except per share amounts)
	Sep 30, 2005	Dec 31, 2005	Mar 31, 2006	Jun 30, 2006
Gross revenue	146.1	180.6	185.3	208.8
Net revenue	125.9	151.9	163.1	182.2
Net income	12.8	8.0	11.4	16.7
EPS - basic	0.33	0.18	0.25	0.37
EPS - diluted	0.32	0.17	0.25	0.36

	Sep 30, 2004	Dec 31, 2004	Mar 31, 2005 2004	Jun 30, 2005
Gross revenue	139.8	127.0	141.1	150.2
Net revenue	119.8	107.1	119.1	127.7
Net income	8.5	9.6	6.7	13.1
EPS - basic	0.23	0.26	0.18	0.34
EPS - diluted	0.22	0.25	0.17	0.34
The quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is due to the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly and annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options whose exercise price is not in the money.

The following table summarizes the impact of acquisitions, internal growth, and foreign exchange on our gross revenue for the following quarterly comparisons:

(In millions of Canadian dollars)	Q2 06 vs. Q2 05	Q1 06 vs. Q1 05	Q4 05 vs. Q4 04	Q3 05 vs. Q3 04
Increase (decrease) in gross revenue due to:
Acquisition growth	55.3	46.8	40.8	9.9
Net internal growth	8.5	0.5	14.4	0.8
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(5.2)	(3.1)	(1.6)	(4.4)
Total increase in gross revenue	58.6	44.2	53.6	6.3

During Q3 05, our gross revenue grew $6.3 million compared to Q3 04 partly due to growth of $9.9 million from acquisitions, offset by an impact of foreign exchange rates on revenue earned by foreign subsidiaries. The growth in gross margin from 52.1% in Q3 04 to 56.7% in Q3 05 was partially due to the implementation of a fixed rate disbursement process as a means of simplifying the recovery of administrative disbursements related to billable projects. In addition, the information available from our new enterprise management system contributed to improved project management, which in turn enhanced our gross margins. The combined impact of the above factors contributed to the $0.10 increase in earnings per share for Q3 05 compared to Q3 04.

During Q4 05, our gross revenue grew $53.6 million, or 42.2%, compared to Q4 04. Approximately $40.8 million of this increase resulted from acquisitions completed in 2003, 2004, and 2005. Net income during Q4 05 decreased by $1.6 million compared to the same period in 2004 partially due to the $1.0 million in additional professional liability claims expense based on an independent actuarial report completed in Q4 05. Net income was also affected by an increase of $1.8 million in the amortization of intangible assets over Q4 04 arising on the three acquisitions completed in 2005. The weighted average number of shares in the Company outstanding during Q4 05 was 44,615,200 and included the 6,657,552 shares issued as part of the Keith acquisition compared to the 37,064,170 shares outstanding during Q4 04. The combined impact of these items reduced our reported earnings per share by $0.16. As well, costs were incurred during the integration of the acquired entities in Q4 05, since we added approximately 1,000 staff to our Company from the Keith and Keen acquisitions.

During Q1 06, our gross revenue grew $44.2 million, or 31.3%, compared to Q1 05. Approximately $46.8 million of this increase was a result of the CPV, Keith, and Keen acquisitions, which occurred in the last half of 2005. With the integration of project work for over 1,000 employees into our operations from these acquisitions, net income increased by $4.7 million in Q1 06, and earnings per share increased by $0.07 compared to the same period in 2005.

LIQUIDITY AND CAPITAL RESOURCES

The following table represents summarized working capital information as at June 30, 2006, compared to December 31, 2005:

(In millions of Canadian dollars, except ratios)	Jun 30, 2006	Dec 31, 2005	% Change
Current assets	253.8	280.4	(9.5%)
Current liabilities	(137.5)	(157.8)	(12.9%)
Working capital	116.3	122.6	(5.1%)
Current ratio	1.85	1.78	n/a
note: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities.

Our cash flows from (used in) operating, investing, and financing activities for the second quarter and year-to-date for 2006 and 2005, as reflected in the Consolidated Statements of Cash Flows, are summarized in the following table:

(In millions of Canadian dollars)	Quarter ended June 30			Two quarters ended June 30
	2006	2005	$ Change	2006	2005	$ Change
Cash flows from operating activities	42.1	20.1	22.0	18.2	12.5	5.7
Cash flows used in investing activities	(1.7)	(5.1)	3.4	(8.2)	(11.3)	3.1
Cash flows used in financing activities	(35.5)	(2.1)	(33.4)	(27.4)	(7.7)	(19.7)

Our liquidity needs can be met through a variety of sources, including cash generated from operations, borrowings from our $160 million credit facility, and the issuance of common shares. We also have access to restricted cash, which can be used to finance future acquisitions, future capital expenditures, the repayment of debt acquired in acquisitions, and the payment of promissory notes for completed acquisitions. Our primary use of funds is for operational expenses, acquisitions, and sustaining capital spending on property and equipment. We continue to manage according to the management guidelines established in our 2005 Annual Report of maintaining a debt to equity ratio of less than 0.5 to 1.

Working Capital

Our working capital (current assets less current liabilities) at the end of Q2 06 was $116.3 million compared to $122.6 million at December 31, 2005. During this period, current assets decreased by $26.6 million, and current liabilities decreased by $20.3 million. The decrease in current assets from December 31, 2005, was due to a decline of $17.5 million in our cash and cash equivalents. As well, current assets decreased due to a decline of $17.2 million in restricted cash, which was used to fund acquisitions in 2006, the repayment of acquired debt, and the payment of promissory notes for acquisitions completed in prior years. Accounts payable and accrued liabilities decreased from December 31, 2005, partially due to the payment of annual employee bonuses. A $9.8 million addition of non-cash working capital from the acquisition of Carinci Burt Rogers Engineering Inc., Dufresne-Henry, Inc., and ACEx Technologies, Inc. offset the decrease in working capital during the first two quarters of 2006.

Cash Flows From Operating Activities

Our cash flows from operating activities increased by $22.0 million in Q2 06 compared to the same period in 2005 and by $5.7 million year to date compared to the first two quarters of 2005. These increases were mainly due to an increase of cash receipts from clients less cash paid to suppliers and employees of $22.8 million quarter over quarter and of $5.1 million year to date when comparing 2006 to 2005. Our cash flows for the quarter and year-to-date were also positively affected by an increase in revenue generated by the acquisitions that were integrated in the latter half of 2005 and in the first half of 2006.

Cash Flows Used in Investing Activities

Our cash flows used in investing activities decreased by $3.4 million in Q2 06 compared to the same period in 2005 and by $3.1 million year to date compared to the first two quarters of 2005. Year to date, we used $12.1 million for the acquisition of Carinci Burt Rogers Engineering, Inc., Dufresne-Henry, Inc., and ACEx Technologies, Inc. versus

$0.7 million for acquisition activity in 2005. The use of cash for acquisitions in 2006 is offset by a drawdown of restricted cash that we assumed in connection with the Keith acquisition to be used for future acquisition purposes. As a professional services organization, we are not capital intensive. Expenditures are made primarily for property and equipment, including such items as computer equipment and business information systems software, furniture, leasehold improvements, and other office and field equipment. Our capital expenditures increased to $5.2 million in Q2 06 from $4.0 million in Q2 05 and from $10.8 million year to date compared to $8.1 million in 2005. Our Q2 06 expenditures were within the expected range for 2006 to support ongoing operational activity and growth. During Q2 06, our capital expenditures were financed by cash flows from operations.

Cash Flows Used in Financing Activities

Our cash flows used in financing activities rose by $33.4 million in Q2 06 compared to the same period in 2005 and by $19.7 million year to date compared to the first two quarters of 2005. In Q2 06 we repaid $33.9 million of our revolving credit facility versus repaying $2.1 million in Q2 05. The increase in cash flows from operations during the quarter, as discussed above, provided the cash flow to reduce our credit facility balance. During Q2 05, we repaid our long-term debt, since there was a reduction in our investment in accounts receivable and in costs and estimated earnings in excess of billings. As staff became more familiar with and efficient in the use of our enterprise management system, improved project management, invoicing, and collection procedures enabled us to reduce our net investment in these accounts in Q2 05. At June 30, 2006, we had $106.6 million available under our $160 million credit facility for future activities.

Shareholders’ Equity

Share options exercised during the first two quarters of 2006 generated cash of $1.4 million compared to $535,000 for the same period in 2005.

OTHER

Outstanding Share Data

As at June 30, 2006, there were 45,120,666 common shares and 1,370,788 share options outstanding. During the period of June 30, 2006, to July 28, 2006, 15,000 shares were repurchased under our normal course issuer bid; no shares were issued on the vesting of restricted shares; no new share options were issued; and 2,666 share options were exercised. As at July 28, 2006, there were 45,108,332 common shares outstanding.

Contractual Obligations

As part of our continuing operations, we enter into long-term contractual arrangements from time to time due mainly to our long-term debt and operating lease commitments. During the first two quarters ended June 30, 2006, the only material changes to the contractual obligations reported in our 2005 Annual Report were the assumption of approximately $1.2 million annually in operating lease obligations in connection with the acquisition of Carinci Burt Rogers Engineering, Inc., Dufresne-Henry, Inc., and ACEx Technologies, Inc. As well, we repaid $25.7 million on our revolving credit facility during the first two quarters of 2006.

Off-Balance Sheet Arrangements

As at June 30, 2006, our only significant off-balance sheet financial arrangements related to letters of credit in the amount of $1.0 million (December 31, 2005 - $1.1 million) that expire at various dates before April 2007. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations.

Market Risk

We are exposed to various market factors that can affect our performance with respect to currency and interest rates. There has been no significant change in our market risks from those described in our 2005 Annual Report.

Related Party Transactions

As was the case in 2005 (as described in our 2005 Annual Report), no related party transactions were made during the first two quarters of 2006.

OUTLOOK

The outlook for the remainder of 2006 continues to be positive since we operate in a highly diverse infrastructure and facilities market in North America. Results may fluctuate from quarter to quarter depending on variables such as project mix, economic factors, and integration activities from acquisitions. There have been no significant changes in our industry environment or market opportunities, and our expectations remain consistent with those described in the Outlook section of the Management’s Discussion and Analysis included in our 2005 Annual Report.

CRITICAL ACCOUNTING ESTIMATES, DEVELOPMENTS, AND MEASURES

For the first two quarters ended June 30, 2006, there has been no significant change in our critical accounting estimates, accounting developments, or description of accounting measures from those described in our 2005 Annual Report.

RISK FACTORS

For the first two quarters ended June 30, 2006, there has been no significant change in our risk factors from those described in our 2005 Annual Report.